Exhibit 99.1

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Financial Statements for the periods ended September 30, June 30 and March 31, 2021

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss

for the periods ended September 30, June 30 and March 31, 2021

(In thousands of United States Dollars, unless otherwise stated)

	For the nine months ended September 30		For the six months ended June 30		For the three months ended March 31
	2021	2020	2021	2020	2021	2020
Revenue	$283,206	213,320	176,377	134,007	77,442	52,110
Cost of sales	(123,152)	(90,133)	(78,575)	(58,608)	(37,755)	(21,723)
Gross profit	160,054	123,187	97,802	75,399	39,687	30,387

Sales and marketing expenses	(61,191)	(53,352)	(38,350)	(34,118)	(19,481)	(18,185)
Administrative expenses	(64,670)	(43,857)	(43,659)	(29,487)	(20,578)	(15,225)
Finance expenses	(79,242)	(39,763)	(28,591)	(25,527)	(14,237)	(13,315)
Other expenses	(3,179)	(5,406)	(2,072)	(3,738)	(535)	(5,400)
Income (loss) before tax	$(48,228)	(19,191)	(14,870)	(17,471)	(15,144)	(21,738)

Income tax expense	(6,342)	(701)	(2,776)	(1,452)	(1,894)	(5,845)
Loss for the period	$(54,570)	(19,892)	(17,646)	(18,923)	(17,038)	(27,583)

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Financial Position

as of September 30, June 30, and March 31, 2021 and December 31, 2020

(In thousands of United States Dollars, unless otherwise stated)

	As of September 30, 2021	As of June 30, 2021	As of March 31, 2021	As of December 31, 2020
Assets
Non-current assets
Property, plant and equipment, net	$71,259	67,488	64,600	70,335
Right-of-use assets	36,645	38,318	39,912	43,195
Goodwill	6,851	6,867	6,886	6,863
Intangible assets	24,754	25,183	24,826	27,583
Investments in joint ventures	2,478	2,849	2,593	2,460
Other financial assets	440	631	464	761
Deferred tax assets	6,675	6,745	7,071	21,769
Other assets	2,778	2,687	3,558	1,870
Total non-current assets	151,880	150,768	149,910	174,836
Cash	100,192	7,695	7,599	4,229
Trade and other receivables, net	110,023	104,736	94,117	96,493
Inventories, net	76,981	68,383	61,866	64,284
Amounts owed by related parties	3,398	2,383	2,042	2,562
Current tax assets	21,314	16,809	18,046	16,774
Other current assets	960	1,259	1,617	360
Total current assets	312,868	201,265	185,287	184,702
Total assets	$464,748	352,033	335,197	359,538

Liabilities and stockholders’ equity (deficit)
Total equity (deficit)	$36,305	(276,463)	(276,217)	(254,678)

Borrowings	101,932	381,918	350,141	339,738
Amounts owed to related parties	11,190	11,542	11,580	12,163
Warrant liability	33,950	—	—	—
Deferred tax liabilities	1,451	2,440	4,021	18,890
Other liabilities	3,173	2,912	3,100	3,797
Total non-current liabilities	151,696	398,812	368,842	374,588
Borrowings	116,713	95,262	102,204	102,621
Trade and other payables, net	132,462	113,117	106,580	106,275
Amounts owed to related parties	5,703	6,104	7,337	8,459
Current tax liabilities	14,249	8,772	12,946	9,393
Provisions	1,663	1,663	1,052	1,829
Other liabilities	5,957	4,766	12,453	11,051
Total current liabilities	276,747	229,684	242,572	239,628
Total liabilities and stockholders' equity (deficit)	$464,748	352,033	335,197	359,538

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

for the periods ended September 30, June 30 and March 31, 2020

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Group
	Issued Capital	Share premium	Reserves [1]	Accumulated deficit	Other Comprehensive Income	Total	Non- controlling interest	Total equity (deficit)
Balance as of December 31, 2019	2,001	54,412	28,681	(305,634)	(23,753)	(244,293)	346	(243,947)
Loss for the period	—	—	—	(28,629)	—	(28,629)	1,046	(27,583)
Transfer reserves	—	—	11,216	(11,216)	—	—	—	—
Other comprehensive income	—	—	—	—	(3,622)	(3,622)	—	(3,622)
Non-controlling interest	—	—	—	1,046	—	1,046	—	1,046
Balance as of March 31, 2020	$2,001	$54,412	$39,897	$(344,433)	$(27,375)	$(275,498)	$1,392	$(274,106)

Balance as of December 31, 2019	2,001	54,412	28,681	(305,634)	(23,753)	(244,293)	346	(243,947)
Loss for the period	—	—	—	(19,651)	—	(19,651)	728	(18,923)
Transfer reserves	—	—	11,177	(11,177)	—	—	—	—
Other comprehensive income	—	—	—	—	(5,673)	(5,673)	—	(5,673)
Non-controlling interest	—	—	—	728	—	728	—	728
Balance as of June 30, 2020	$2,001	$54,412	$39,858	$(335,734)	$(29,426)	$(268,889)	$1,074	$(267,815)

Balance as of December 31, 2019	2,001	54,412	28,681	(305,634)	(23,753)	(244,293)	346	(243,947)
Loss for the period	—	—	—	(20,620)	—	(20,620)	728	(19,892)
Transfer reserves	—	—	11,177	(11,177)	—	—	—	—
Other comprehensive income	—	—	—	—	11,600	11,600	—	11,600
Non-controlling interest	—	—	—	728	—	728	—	728
Balance as of September 30, 2020	$2,001	$54,412	$39,858	$(336,703)	$(12,153)	$(252,585)	$1,074	$(251,511)

[1]	Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

for the periods ended September 30, June 30 and March 31, 2021

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Group
	Issued Capital	Share premium	Reserves [1]	Accumulated deficit	Other Comprehensive Income	Total	Non- controlling interest	Total equity (deficit)
Balance as of December 31, 2020	2,001	54,412	39,897	(327,344)	(24,421)	(255,455)	777	(254,678)
Loss for the period	—	—	—	(17,319)	—	(17,319)	281	(17,038)
Transfer reserves	—	—	(8)	8	—	—	—	—
Other comprehensive income	—	—	—	—	(4,782)	(4,782)	—	(4,782)
Non-controlling interest	—		—	281	—	281	—	281
Balance as of March 31, 2021	$2,001	$54,412	$39,889	$(344,374)	$(29,203)	$(277,275)	$1,058	$(276,217)

Balance as of December 31, 2020	2,001	54,412	39,897	(327,344)	(24,421)	(255,455)	777	(254,678)
Loss for the period	—	—	—	(17,968)	—	(17,968)	322	(17,646)
Transfer reserves	—	—	(8)	8	—	—	—	—
Other comprehensive income	—	—	—	—	(4,461)	(4,461)	—	(4,461)
Non-controlling interest	—	—	—	322	—	322	—	322
Balance as of June 30, 2021	$2,001	$54,412	$39,889	$(344,982)	$(28,882)	$(277,562)	$1,099	$(276,463)

Balance as of December 31, 2020	2,001	54,412	39,897	(327,344)	(24,421)	(255,455)	777	(254,678)
Loss for the period	—	—	—	(54,948)	—	(54,948)	378	(54,570)
Transfer reserves	—	—	(8)	8	—	—	—	—
Other comprehensive income	—	—	—	—	(3,894)	(3,894)	—	(3,894)
Non-controlling interest	—		—	378	—	378	—	378
Share redemption and issuance in business combination	(873)	201,304		148,638	—	349,069	—	349,069
Balance as of September 30, 2021	$1,128	$255,716	$39,889	$(233,268)	$(28,315)	$35,150	$1,155	$36,305

[1]	Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

for the periods ended September 30, June 30 and March 31, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	For the nine months ended September 30		For the six months ended June 30		For the three months ended March 31
	2021	2020	2021	2020	2021	2020

Operating activities
Loss for the period	$(54,570)	$(19,892)	$(17,646)	$(18,923)	$(17,038)	$(27,583)
Adjustments to reconcile net loss with net cash from operating activities:
Depreciation of property, plant and equipment	4,184	4,062	2,864	2,706	1,598	1,382
Depreciation of right-of-use	3,281	3,098	2,214	2,050	1,137	982
Amortization of intangibles	5,892	4,705	3,824	3,202	1,090	1,199
Income tax expense	6,342	701	2,776	1,452	1,894	5,845
Finance expenses	79,242	39,763	28,591	25,527	14,237	13,315
Share of result of joint ventures	(371)	(416)	(419)	(403)	(129)	(208)
Net (gain)/loss on sale of property, plant and equipment	710	—	699	—	2	(59)
Inventory provision	3,263	3,538	2,038	2,460	906	915
Provision for bad debt	741	(2,087)	16	341	(299)	(1,072)
Provisions	1,182	1,599	187	761	1,083	2,131
Cash flow from operating activities before changes in working capital	$49,896	$35,071	$25,144	$19,172	$4,480	$(3,153)

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables	(14,271)	20,526	(8,259)	19,402	2,675	21,303
Amounts owed by related parties	(835)	(7,038)	144	(1,689)	520	(2,886)
Inventories	(15,523)	828	(5,771)	9,453	1,513	9,495
Current tax assets	(4,540)	(5,295)	(35)	(5,246)	(1,272)	(4,476)
Other current assets	(563)	(47)	(862)	(809)	(1,219)	279
Trade and other payables	(10,975)	(12,772)	3,275	(15,584)	(1,192)	(7,198)
Amounts owed to related parties	(252)	9,148	(1,183)	(504)	(3,309)	(184)
Current tax liabilities	(1,120)	(3,542)	(2,562)	4,272	1,807	3,824
Other liabilities	13,710	(4,534)	(8,294)	3,933	(413)	4,420
Provisions	(1,182)	(2,110)	(146)	(821)	(1,083)	(2,131)
Other financial assets	321	—	166	622	297	—
Other assets	(946)	(4,027)	(855)	(1,862)	(1,726)	(479)
Cash generated from operations	$13,720	$26,208	$762	$30,339	$1,078	$18,814

Dividends received	300	—	—	—	—	—
Income tax paid	(2,711)	3,291	(2,261)	(2,899)	(319)	(241)
Cash flow from operating activities	$11,309	$29,499	$(1,499)	$27,440	$759	$18,572

Investing activities
Acquisition of property, plant and equipment	(10,933)	(5,641)	(5,439)	(2,678)	(1,785)	(1,367)
Proceeds from sale of property, plant and equipment	26	—	26	1	—	920
Acquisition of intangibles	(5,898)	(5,595)	(4,170)	(3,790)	(56)	(1,443)
Cash flow used in investing activities	$(16,805)	$(11,236)	$(9,583)	$(6,467)	$(1,841)	$(1,890)

Financing activities
Proceeds from borrowings	122,042	89,950	94,744	55,538	48,612	22,230
Payments on borrowings	(80,101)	(75,209)	(56,640)	(47,734)	(34,442)	(20,314)
Payments to related parties	(3,577)	(4,836)	(2,077)	(3,861)	1,477	(3,561)
Interest paid on borrowings	(9,527)	(7,997)	(5,989)	(6,204)	(2,922)	(2,348)
Payment of lease liabilities	(4,354)	(3,511)	(3,402)	(3,901)	(1,204)	(1,503)
Cash obtained from acquisition	91,585	—	—	—	—	—
Cash flow generated from (used in) financing activities	$116,068	$(1,603)	$26,636	$(6,162)	$11,521	$(5,496)

Net increase in cash	110,572	16,660	15,554	14,811	10,439	11,187
Cash less bank overdrafts at beginning of the period	4,229	2,042	4,229	2,042	4,229	2,042
Effect of exchange rate fluctuations	(14,609)	(12,229)	(12,088)	(10,231)	(7,069)	(9,078)
Cash less bank overdrafts at end of the period	$100,192	$6,473	$7,695	$6,622	$7,599	$4,151

Non-cash financing and investing activities (1)	$948	$6,418	$944	$6,253	$726	$5,548

[1]	Non-cash financing and investing activities include acquisition of right-of-use assets